Exhibit 99.1

Constellium Reports Third Quarter 2017 Financial Results

Amsterdam – October 26, 2017 – Constellium N.V. (NYSE and Euronext Paris: CSTM) today reported results for third quarter ended September 30, 2017.

•	Shipments of 374 thousand metric tons, down 1% compared to Q3 2016; Automotive shipments up 32% compared to Q3 2016

•	Revenue of €1.3 billion, up 7% compared to Q3 2016 on higher aluminium prices

•	Net income of €21 million compared to €15 million in Q3 2016

•	Adjusted EBITDA of €111 million, up 15% from Q3 2016; YTD 2017 Adjusted EBITDA up 12% from YTD 2016

•	Significant improvement in Free Cash Flow compared to YTD 2016

•	“Project 2019” initiatives progressing; YTD run-rate cost savings of €15 million achieved

Jean-Marc Germain, Constellium’s Chief Executive Officer said, “Constellium delivered another quarter of strong performance. Automotive Structures and Industry reported record third quarter Adjusted EBITDA on solid operational performance and continued strong demand. Aerospace and Transportation built on the momentum of the first half and delivered substantially improved results. Packaging and Automotive Rolled Products results were comparable to the prior year despite continued incremental costs from our automotive readiness program in the U.S. On ‘Project 2019’, I am pleased with the progress that we have made and believe that we have substantial opportunities remaining.”

Mr. Germain continued, “Given our year-to-date performance and our current outlook, we are increasing our guidance for Adjusted EBITDA growth in 2017 to around 13%. This performance is another meaningful step toward achieving our guidance of over €500 million of Adjusted EBITDA in 2020. Our focus remains on delivering on our strategy and increasing value for our shareholders.”

•	Group Summary

	Q3 2017	Q3 2016	Var.	YTD 2017	YTD 2016	Var.
Shipments (k metric tons)	374	377	(1)%	1,132	1,126	1%
Revenue (€ millions)	1,279	1,199	7%	3,989	3,582	11%
Net income (€ millions)	21	15	38%	49	16	200%
Adjusted EBITDA (€ millions)	111	97	15%	331	296	12%
Adjusted EBITDA per metric ton (€)	298	257	16%	293	263	11%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

The difference between the sum of reported segment revenue and total group revenue includes revenue from certain non-core activities, inter-segment eliminations, and the impact of a €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level. The difference between the sum of reported segment Adjusted EBITDA and the Group Adjusted EBITDA is related to Holdings and Corporate.

For the third quarter of 2017, shipments of 374k metric tons decreased slightly compared to the third quarter of 2016 primarily due to lower shipments in Packaging and Automotive Rolled Products. Revenue of €1.3 billion increased 7% compared to the third quarter of last year due primarily to higher aluminium prices. Net income of €21 million improved from €15 million in the third quarter of 2016. Adjusted EBITDA of €111 million increased 15% from the third quarter of last year on improved results from the Aerospace and Transportation and the Automotive Structures and Industry business units.

For the first nine months of 2017, shipments of 1,132k metric tons increased 1% compared to the first nine months of 2016 on higher shipments in Automotive Structures and Industry partially offset by lower shipments in Packaging and Automotive Rolled Products and Aerospace and Transportation. Revenue of €4.0 billion increased 11% compared to the first nine months of last year due primarily to higher aluminium prices. Net income of €49 million improved from €16 million in the first nine months of 2016. Adjusted EBITDA of €331 million increased by 12% compared to the first nine months of last year due primarily to improved results from the Aerospace and Transportation and the Automotive Structures and Industry business units.

•	Results by Segment

•	Packaging & Automotive Rolled Products (P&ARP)

	Q3 2017	Q3 2016	Var.	YTD 2017	YTD 2016	Var.
Shipments (k metric tons)	258	265	(3)%	770	777	(1)%
Revenue (€ millions)	705	655	8%	2,146	1,887	14%
Adjusted EBITDA (€ millions)	60	60	1%	158	158	0%
Adjusted EBITDA per metric ton (€)	234	226	3%	205	203	1%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Third quarter Adjusted EBITDA was comparable to the third quarter of 2016 primarily due to improved price and mix from increased Automotive rolled product shipments offset by lower packaging rolled product shipments and incremental costs from our automotive readiness program in the U.S.

For the third quarter of 2017, shipments of 258k metric tons declined 3% from the third quarter of last year due to lower Packaging rolled product shipments, partially offset by a 48% increase in Automotive rolled product shipments. Revenue of €705 million increased 8% compared to the third quarter of 2016 as a result of higher aluminium prices.

For the first nine months of 2017, Adjusted EBITDA of €158 million was comparable to same period of the prior year as improved price and mix was offset by lower packaging rolled product shipments and incremental costs from our automotive readiness program in the U.S. Shipments of 770k metric tons decreased slightly compared to the first nine months of last year as lower Packaging rolled product shipments were largely offset by higher Automotive rolled product shipments. Revenue of €2.1 billion increased 14% compared to the first nine months of last year due to higher aluminium prices.

•	Aerospace & Transportation (A&T)

	Q3 2017	Q3 2016	Var.	YTD 2017	YTD 2016	Var.
Shipments (k metric tons)	58	59	(1)%	182	184	(1)%
Revenue (€ millions)	307	313	(2)%	1,016	979	4%
Adjusted EBITDA (€ millions)	30	20	47%	99	81	22%
Adjusted EBITDA per metric ton (€)	512	344	49%	541	439	23%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Third quarter Adjusted EBITDA increased significantly as compared to the third quarter of 2016 due to better price and mix, continued success in developing the TID end markets, and solid cost performance.

For the third quarter of 2017, shipments of 58k metric tons were down slightly compared to the third quarter of 2016 as lower Aerospace rolled product shipments were largely offset by higher Transportation, Industry and Other rolled product shipments. Revenue of €307 million fell by 2% compared to the third quarter of last year on lower aerospace rolled product shipments partially offset by higher aluminum prices and higher Transportation, Industry and Other rolled product shipments.

For the first nine months of 2017, Adjusted EBITDA of €99 million increased 22% compared to the first nine months of 2016 on better price and mix, strong operating cost performance and continued success in developing TID end markets. Shipments of 182k metric tons decreased slightly as compared to the same period in the prior year. Revenue of €1.0 billion increased 4% compared to the first nine months of last year primarily on higher aluminium prices.

•	Automotive Structures & Industry (AS&I)

	Q3 2017	Q3 2016	Var.	YTD 2017	YTD 2016	Var.
Shipments (k metric tons)	58	53	10%	180	168	7%
Revenue (€ millions)	275	242	14%	849	769	10%
Adjusted EBITDA (€ millions)	28	25	13%	92	81	13%
Adjusted EBITDA per metric ton (€)	486	471	3%	510	485	5%

Adjusted EBITDA per metric ton and percentage changes are calculated on unrounded underlying figures.

Third quarter Adjusted EBITDA increased compared to the third quarter of last year primarily due to higher shipments of both Automotive and Other extruded products on strong market demand and solid cost control.

For the third quarter of 2017, shipments of 58k metric tons increased 10% compared to the third quarter of last year. Revenue of €275 million increased 14% compared to the third quarter of 2016 primarily on higher aluminium prices.

For the first nine months of 2017, Adjusted EBITDA of €92 million increased 13% compared to the first nine months of last year on higher shipments and solid cost control. Shipments of 180k metric tons increased 7% compared to the first nine months of last year on strong market demand. Revenue of €849 million increased 10% compared to the first nine months of 2016 primarily as a result of higher aluminium prices.

•	Net income

For the third quarter of 2017, net income of €21 million improved from €15 million in the third quarter of 2016. The change in net income is primarily attributable to the improvement in Adjusted EBITDA, lower finance costs and a favorable change in unrealized derivatives, partially offset by a contractual purchase price adjustment in 2016 related to the acquisition of Wise Metals.

For the first nine months of 2017, net income of €49 million improved from €16 million in the first nine months of 2016. The change in net income is primarily attributable to the improvement in Adjusted EBITDA, gains from pension plan amendments, a one-time impact in connection with the re-negotiation of terms of a customer contract in 2016, partially offset by an unfavorable change in unrealized derivatives, the contractual purchase price adjustment noted above, and a higher share of loss of joint-ventures.

•	Cash flow and Liquidity

For the first nine months of 2017, Free Cash Flow was an outflow of €19 million as compared to an outflow of €160 million in the same period of the prior year. The significant improvement as compared to the first nine months of last year was primarily due to higher Adjusted EBITDA and lower capital expenditures.

Cash flows from operating activities were €157 million for the first nine months of 2017 as compared to €88 million in the first nine months of last year. Constellium reduced factored receivables by €93 million in the first nine months of 2017 as compared to an increase of €82 million in the first nine months of last year.

Cash flows used in investing activities were €176 million for the first nine months of 2017 as compared to cash flows used in investing activities of €233 million in the first nine months of last year.

Cash flows used in financing activities were €22 million for the first nine months of 2017 as compared to cash flows from financing activities of €285 million in the first nine months of last year.

Liquidity at September 30, 2017 was €557 million, comprised of €300 million of cash and cash equivalents and €257 million available under our committed lending facilities and factoring arrangements. This compares to liquidity at December 31, 2016 of €537 million and cash and cash equivalents of €347 million.

Net debt was €1,987 million at September 30, 2017, as compared to €2,035 million at December 31, 2016.

•	Outlook

We are updating our guidance for Adjusted EBITDA growth in 2017 to around 13%. We continue to expect Adjusted EBITDA growth in the high single digits annually for the next three years, leading to over €500 million of Adjusted EBITDA in 2020.

The Company is not able to provide a reconciliation of this Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, it is unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, net income in the future.

•	Project 2019

“Project 2019” is well underway with a wide range of cost reduction and cash flow improvement initiatives throughout the Company. To date, the Company has achieved €15 million of run rate cost savings. In addition, the Company has made significant progress reducing trade working capital. Capital expenditures are on track to meet the Company’s previous guidance of €275 million for 2017, an €80 million reduction compared to 2016.

•	Forward-looking statements

Certain statements contained in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This press release may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise Metals to achieve expected synergies and the timing thereof, Constellium’s increased levels of indebtedness which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees, the loss of customers, suppliers and other business relationships; disruptions to business operations; slower or lower than expected growth in the North American market for Body-in-White aluminium rolled products, and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

•	About Constellium

Constellium (NYSE and Euronext Paris: CSTM) is a global sector leader that develops innovative, value added aluminium products for a broad scope of markets and applications, including aerospace, automotive and packaging. Constellium generated €4.7 billion of revenue in 2016.

Constellium’s earnings materials for the quarter ended September 30, 2017 are also available on the company’s website (www.constellium.com).

CONSOLIDATED INCOME STATEMENT

(in millions of Euros)	Three months ended September 30, 2017 (Unaudited)	Three months ended September 30, 2016 (Unaudited)	Nine months ended September 30, 2017 (Unaudited)	Nine months ended September 30, 2016 (Unaudited)
Revenue	1,279	1,199	3,989	3,582
Cost of sales	(1,140)	(1,059)	(3,560)	(3,188)

Gross profit	139	140	429	394

Selling and administrative expenses	(61)	(66)	(188)	(190)
Research and development expenses	(9)	(8)	(28)	(22)
Restructuring costs	(1)	(1)	(3)	(5)
Other gains / (losses)—net	12	19	43	40

Income from operations	80	84	253	217

Finance costs—net	(34)	(45)	(127)	(130)
Share of loss of joint-ventures	(8)	(6)	(21)	(8)

Income before income tax	38	33	105	79

Income tax expense	(17)	(18)	(56)	(63)

Net income	21	15	49	16

Net income / (loss) attributable to:
Equity holders of Constellium	21	15	50	16
Non-controlling interests	—	—	(1)	—

Net income	21	15	49	16

Earnings per share attributable to the equity holders of Constellium, in euros
Basic	0.20	0.15	0.48	0.15
Diluted	0.20	0.14	0.46	0.15
Weighted average shares, in thousands
Basic	105,663	105,505	105,591	105,483
Diluted	108,823	106,472	108,814	106,309

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(in millions of Euros)	Three months ended September 30, 2017 (unaudited)	Three months ended September 30, 2016 (unaudited)	Nine months ended September 30, 2017 (unaudited)	Nine months ended September 30, 2016 (unaudited)
Net income	21	15	49	16

Other comprehensive income / (loss)
Items that will not be reclassified subsequently to the consolidated income statement
Remeasurement of post-employment benefit obligations	5	(5)	22	(103)
Income tax on remeasurement of post-employment benefit obligations	—	1	(2)	27
Items that may be reclassified subsequently to the consolidated income statement
Cash flow hedge	13	4	42	(2)
Income tax on cash flow hedge	(5)	(1)	(14)	1
Currency translation differences	(7)	—	(20)	2

Other comprehensive income / (loss)	6	(1)	28	(75)

Total comprehensive income / (loss)	27	14	77	(59)

Attributable to:
Equity holders of Constellium	28	14	79	(59)
Non-controlling interests	(1)	—	(2)	—

Total comprehensive income / (loss)	27	14	77	(59)

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in millions of Euros)	At September 30, 2017 (Unaudited)	At December 31, 2016
Assets
Current assets
Cash and cash equivalents	300	347
Trade receivables and other	435	355
Inventories	612	591
Other financial assets	45	117

	1,392	1,410

Non-current assets
Property, plant and equipment	1,460	1,477
Goodwill	409	457
Intangible assets	74	79
Investments accounted for under the equity method	1	16
Deferred income tax assets	204	252
Trade receivables and other	45	47
Other financial assets	97	49

	2,290	2,377

Total Assets	3,682	3,787

Liabilities
Current liabilities
Trade payables and other	943	839
Borrowings	101	107
Other financial liabilities	20	34
Income tax payable	18	13
Provisions	39	42

	1,121	1,035

Non-current liabilities
Trade payables and other	56	59
Borrowings	2,156	2,361
Other financial liabilities	37	30
Pension and other post-employment benefit obligations	661	735
Provisions	102	107
Deferred income tax liabilities	36	30

	3,048	3,322

Total Liabilities	4,169	4,357

Equity
Share capital	2	2
Share premium	162	162
Retained deficit and other reserves	(658)	(743)

Equity attributable to equity holders of Constellium	(494)	(579)
Non-controlling interests	7	9

Total Equity	(487)	(570)

Total Equity and Liabilities	3,682	3,787

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2017	2	162	(151)	(18)	12	17	(603)	(579)	9	(570)
Net income / (loss)	—	—	—	—	—	—	50	50	(1)	49
Other comprehensive income / (loss)	—	—	20	28	(19)	—	—	29	(1)	28

Total comprehensive income / (loss)	—	—	20	28	(19)	—	50	79	(2)	77

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	6	—	6	—	6
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	—	—

At September 30, 2017	2	162	(131)	10	(7)	23	(553)	(494)	7	(487)

(in millions of Euros)	Share Capital	Share Premium	Remeasurement	Cash flow hedges	Foreign Currency Translation reserve	Other reserves	Retained losses	Total Equity holders of Constellium	Non- controlling interests	Total equity
At January 1, 2016	2	162	(133)	—	6	11	(599)	(551)	11	(540)
Net Income	—	—	—	—	—	—	16	16	—	16
Other comprehensive (loss) / income	—	—	(76)	(1)	2	—	—	(75)	—	(75)

Total comprehensive income / (loss)	—	—	(76)	(1)	2	—	16	(59)	—	(59)

Transactions with Equity holders
Share-based compensation	—	—	—	—	—	5	—	5	—	5
Transactions with non-controlling interests	—	—	—	—	—	—	—	—	(2)	(2)

At September 30, 2016	2	162	(209)	(1)	8	16	(583)	(605)	9	(596)

CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of Euros)	Three months ended September 30, 2017 (Unaudited)	Three months ended September 30, 2016 (Unaudited)	Nine months ended September 30, 2017 (Unaudited)	Nine months ended September 30, 2016 (Unaudited)
Net income	21	15	49	16
Adjustments
Depreciation and amortization	41	37	125	109
Finance costs - net	34	45	127	130
Income tax expense	17	18	56	63
Share of loss of joint-ventures	8	6	21	8
Unrealized (gains) / losses on derivatives - net and from remeasurement of monetary assets and liabilities - net	(24)	(11)	(38)	(66)
Losses on disposal	—	1	2	—
Other - net	2	(19)	5	(14)
Interest paid*	(48)	(27)	(128)	(102)
Income tax paid	6	(5)	(1)	(11)
Change in trade working capital
Inventories	(20)	(33)	(57)	(21)
Trade receivables	55	(15)	(115)	(53)
Trade payables	(31)	5	121	42
Change in provisions and pension obligations	2	(2)	(20)	(6)
Other working capital	13	25	10	(7)

Net cash flows from operating activities	76	40	157	88

Purchases of property, plant and equipment	(55)	(74)	(175)	(230)
Acquisition of subsidiaries net of cash acquired	—	20	—	20
Proceeds from disposals net of cash	—	(1)	—	(5)
Equity contributions and loans to joint-ventures	—	(4)	(24)	(27)
Other investing activities	14	3	23	9

Net cash flows used in investing activities	(41)	(56)	(176)	(233)

Proceeds from issuance of Senior Notes	—	—	610	375
Repayments of Senior Notes	—	—	(610)	—
Proceeds / (Repayments) from revolving credit facilities and other loans	(11)	16	7	(71)
Payment of deferred financing costs and exit costs	—	—	(42)	(12)
Transactions with non-controlling interests	—	(3)	—	(2)
Other financing activities	(9)	(2)	13	(5)

Net cash flows (used in) / from financing activities	(20)	11	(22)	285

Net increase / (decrease) in cash and cash equivalents	15	(5)	(41)	140
Cash and cash equivalents—beginning of period	286	622	347	472
Cash and cash equivalents classified as held for sale—beginning of period	—	—	—	4
Effect of exchange rate changes on cash and cash equivalents	(1)	1	(6)	2

Cash and cash equivalents—end of period	300	618	300	618

*	In Q4 2016, we changed the presentation of interest paid in our cash flow statement. Interest paid, which was previously reported as financing cash flows, is now reported as operating cash flows. Prior year numbers were reclassified to conform to the current year presentation.

SEGMENT ADJUSTED EBITDA

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
P&ARP	60	60	158	158
A&T	30	20	99	81
AS&I	28	25	92	81
Holdings and Corporate	(7)	(8)	(18)	(24)

Total	111	97	331	296

SHIPMENTS AND REVENUE BY PRODUCT LINE

(in k metric tons)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Packaging rolled products	206	226	622	658
Automotive rolled products	41	28	114	85
Specialty and other thin-rolled products	11	11	34	34
Aerospace rolled products	24	27	80	88
Transportation, industry and other rolled products	34	32	102	96
Automotive extruded products	27	24	83	76
Other extruded products	31	29	97	92
Other	—	—	—	(3)

Total shipments	374	377	1,132	1,126

(in millions of Euros)
Packaging rolled products	532	531	1,648	1,511
Automotive rolled products	128	79	355	235
Specialty and other thin-rolled products	45	45	143	141
Aerospace rolled products	168	188	576	598
Transportation, industry and other rolled products	139	125	440	381
Automotive extruded products	150	129	459	409
Other extruded products	125	113	390	360
Other and inter-segment eliminations*	(8)	(11)	(22)	(53)

Total revenue	1,279	1,199	3,989	3,582

*	Includes €20 million one-time payment related to the renegotiation of a customer agreement, which was recorded in the first quarter of 2016 as a reduction of revenues at the Holdings and Corporate level.

NON-GAAP MEASURES

Reconciliation of net income to Adjusted EBITDA (a non-GAAP measure)

(in millions of Euros)	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Net income	21	15	49	16
Income tax expense	17	18	56	63
Income before income tax	38	33	105	79
Finance costs —net	34	45	127	130
Share of loss of joint-ventures	8	6	21	8
Income from operations	80	84	253	217
Depreciation and amortization	41	37	125	109
Restructuring costs	1	1	3	5
Unrealized losses / (gains) on derivatives	(22)	(12)	(40)	(65)
Unrealized exchange losses / (gains) from remeasurement of monetary assets and liabilities—net	(2)	1	3	(1)
Losses / (gains) on pension plans amendments (A)	2	—	(20)	—
Share based compensation	3	2	6	5
Metal price lag (B)	4	(2)	(16)	3
Start-up and development costs (C)	4	3	14	16
Manufacturing system and process transformation costs	—	—	1	4
Wise integration and acquisition costs	—	—	—	2
Wise one-time costs (D)	—	—	—	20
Wise purchase price adjustment (E)	—	(19)	—	(19)
Losses on disposals	—	—	2	—
Other (F)	—	2	—	—

Adjusted EBITDA	111	97	331	296

(A)	In the nine months ended September 30, 2017, amendments to certain Swiss pension plan, US pension plan and OPEB resulted in a €20 million gain net.
(B)	Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium revenues are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
(C)	For the nine months ended September 30, 2017, start-up costs and development costs include €12 million related to new sites in our AS&I operating segment and €2 million to BiW/ABS growth projects both in Europe and the US. For the nine months ended September 30, 2016, start-up costs and development costs include €13 million related to BiW/ABS growth projects.
(D)	For the nine months ended September 30, 2016, Wise one-time costs related to a one-time payment of €20 million, recorded as a reduction of revenues, in relation to the re-negotiation of payment terms, pass through of Midwest premium amounts and other pricing mechanisms in a contract with one of Wise’s customers. We entered into the re-negotiation of these terms in order to align the terms of this contract, acquired during the acquisition of Wise, with Constellium’s normal business terms.
(E)	The contractual price adjustment relating to the acquisition of Wise Metals Intermediate Holdings was finalized in the third quarter of 2016. We received a cash payment of €20 million and recorded a €19 million gain net of costs.
(F)	For the nine months ended September 30, 2017, other includes €3 million of legal fees and lump-sum payments in connection with the renegotiation of a new 5-year collective bargaining agreement offset by accruals reversals of unused provision related to one-time loss contingencies.

Reconciliation of net cash flows from operating activities to Free Cash Flow (a non-GAAP measure)

	Three months ended September 30, 2017	Three months ended September 30, 2016	Nine months ended September 30, 2017	Nine months ended September 30, 2016
Net cash flows from operating activities	76	40	157	88
Purchases of property, plant and equipment	(55)	(74)	(175)	(230)
Equity contributions and loans to joint-ventures	—	(4)	(24)	(27)
Other investing activities	14	3	23	9

Free Cash Flow	35	(35)	(19)	(160)

Reconciliation of borrowings to Net debt (a non-GAAP measure)

(in millions of Euros)	At September 30, 2017	At December 31, 2016
Borrowings	2,257	2,468
Fair value of cross currency basis swaps, net of margin calls	31	(77)
Cash and cash equivalents	(300)	(347)
Cash pledged for issuance of guarantees	(1)	(9)

Net debt	1,987	2,035

Non-GAAP measures

In addition to the results reported in accordance with International Financial Reporting Standards (“IFRS”), this press release includes information regarding certain financial measures which are not prepared in accordance with IFRS (“non-GAAP measures”). The non-GAAP financial measures used in this press release are: Adjusted EBITDA, Adjusted EBITDA per metric ton, Free cash flow and Net debt. Reconciliations to the most directly comparable IFRS financial measures are presented in the schedules to this press release. We believe these non-GAAP measures are important supplemental measures of our operating and financial performance. By providing these measures, together with the reconciliations, we believe we are enhancing investors’ understanding of our business, our results of operations and our financial position, as well as assisting investors in evaluating how well we are executing our strategic initiatives. However, these non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures and may not be comparable to similarly titled measures of other companies.

In considering the financial performance of the business, management and our chief operational decision maker, as defined by IFRS, analyze the primary financial performance measure of Adjusted EBITDA in all of our business segments. The most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the period. We believe Adjusted EBITDA, as defined below, is useful to investors and is used by our management for measuring profitability because it excludes the impact of certain non-cash charges, such as depreciation, amortization, impairment and unrealized gains and losses on derivatives as well as items that do not impact the day-to-day operations and that management in many cases does not directly control or influence. Therefore, such adjustments eliminate items which have less bearing on our core operating performance.

Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results.

Adjusted EBITDA is defined as income / (loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions which do not qualify for hedge accounting, metal price lag, share based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.

Adjusted EBITDA is the measure of performance used by management in evaluating our operating performance, in preparing internal forecasts and budgets necessary for managing our business and, specifically in relation to the exclusion of the effect of favorable or unfavorable metal price lag, this measure allows management and the investor to assess operating results and trends without the impact of our accounting for inventories. We use the weighted average cost method in accordance with IFRS which leads to the purchase price paid for metal impacting our cost of goods sold and therefore profitability in the period subsequent to when the related sales price impacts our revenues. Management believes this measure also provides additional information used by our lending facilities providers with respect to the ongoing performance of our underlying business activities. Historically, we have used Adjusted EBITDA in calculating our compliance with financial covenants under certain of our loan facilities.

Adjusted EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to profit or loss for the period, revenues or operating cash flows determined in accordance with IFRS.

Free Cash Flow is net cash flow from operating activities less capital expenditure, equity contributions and loans to joint ventures and other investing activities. Net debt is defined as borrowings plus or minus the fair value of cross currency basis swaps net of margin calls less cash and cash equivalents and cash pledged for the issuance of guarantees.

Management believes that Free Cash Flow is a useful measure of the net cash flow generated or used by the business as it takes into account both the cash generated or consumed by operating activities, including working capital, and the capital expenditure requirements of the business. Management believes that Net debt is a useful measure of indebtedness because it takes into account the cash and cash equivalent balances held by the Company as well as the total external debt of the Company.

Net debt and Free Cash Flow are not presentations made in accordance with IFRS, and should not be considered as an alternative to borrowings or operating cash flows determined in accordance with IFRS.